

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046402

February 22, 2005

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/22/2005

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2005

Dear Mr. Horan:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 2 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 10, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: United Brotherhood of Carpenters and Joiners of America

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by the United Brotherhood of Carpenters and Joiners of America (the "Proponent"), by fax dated December 21, 2004 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Proposal urges the Board of Directors to "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

The Company is keenly aware that the issue of vote standards for the election of directors has generated a great deal of discussion among investors. Even as the SEC's own shareholder access proposal has found support from certain institutional investors, other thoughtful commentators have suggested that majority elections would constitute a preferred alternative to the current plurality voting threshold. At this stage of the ongoing debate, the Company continues to welcome the input of its shareholders, but believes that consideration of the Proposal by shareholders at this time would be premature primarily because of the many open questions surrounding this issue that require further discussion. As discussed below, in leaving it to the Company's Board of Directors to address certain details of Proposal implementation, the Proponent itself recognizes that the Proposal would raise significant corporate governance issues.

Accordingly, the Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(8) and Rule 14a-8(i)(10). Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors." Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal is vague and indefinite and, therefore, it is misleading and contrary to the SEC's proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

A proposal may be vague and misleading when it fails to address essential aspects of how it is to be implemented. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 20, 1992).

The Proposal seeks to have the Company's Board take whatever actions are necessary to amend the Company's charter or bylaws, as appropriate, to provide for majority voting in the election of directors. But the Proposal recognizes that majority voting may not be appropriate where there are incumbent directors who fail to receive a majority vote or where there is an election contest. These significant matters are left for the Board to address.

Even if the Proposal was adopted and implemented, incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard could legally remain in office until the next election. Under Delaware law the Board does not have the power to remove such directors. The Proposal implies that the Board has the power to "address the status of [such] incumbent directors", and shareholders could perceive that the Board has such power, but no such power exists.

In addition, the Proponent leaves to the Board the decision whether a plurality director election standard is appropriate in contested elections. In a contested election, even if the incumbent fails to receive a majority vote, he or she would be re-elected and the challenger, notwithstanding his or her receipt of a larger portion of the shares, having failed to receive a majority vote, would lose the election. The Proposal leaves it to the Board to determine whether the majority vote standard might not be preferable in such a situation.

The Proposal in effect states an aspirational goal and, in very material ways, leaves it to the Board to fill in the blanks. This level of uncertainty in how the Proposal might ultimately work in practical terms means that shareholders are at a disadvantage when deciding how to vote on the Proposal. The intended goal, providing for majority voting in elections for directors and its anticipated effect, removing directors that shareholders, by a majority, vote against, may never come to fruition.

The Proponent implies that the Board can determine what action to take when nominees do not receive a majority vote. In addition, under the Proposal, the Board would be given the discretion to decide when the majority voting standard should be used. Thus shareholders have no understanding as to when it will be used, if at all. Shareholders voting for the Proposal could perceive that their vote would require majority votes for elections of directors in all circumstances, not just when the Board deems it appropriate. Given the uncertainties in how the Board would implement the Proposal, shareholders have insufficient information on which to base their voting decision.

While the Proposal's stated intent, that of ensuring majority votes in elections for directors, is clear, its effect and potential impact, if implemented, are not. Shareholders would vote on the proposal believing that they could achieve a desired result when the actual effect of the Proposal, if implemented, would be uncertain. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3).

The Proposal may be omitted because it relates to an election for membership on the Company's Board of Directors in violation of Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including ([then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976). The Staff of the Division of Corporation Finance of the SEC (the "Staff") has consistently held that proposals seeking to foster contested elections are excludable under these grounds. See *Citigroup Inc.* (April 14, 2003) (Proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable); *Wilshire Oil Company* (March 28, 2003) (Similar "Ballot Access" proposal held to be excludable").

The Proposal has the effect of fostering contested elections by requiring that each director receive votes from a majority of the shares entitled to vote in order to be elected. This proposed mechanism effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee. Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proposal would create a new procedure to exclude nominees that will result in contested elections. Indeed, if the Proposal were implemented, it is possible that if the Board were to determine that a majority vote is the appropriate standard for a particular election and a director who did not receive a majority vote decided to step down, there could be fewer directors elected than there are seats available on the Board. Alternatively, if a director did not step down after failing to garner a majority vote, a shareholder might seek to effect his or her removal. In either case, new nominees might have to be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly and indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees.

Consequently, within the last few years, the Staff has consistently concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy materials under Rule 14(a)-8(i)(8). See *Cirrus Logic, Inc.* (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); see also *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (avail. Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 24, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. See, e.g., *Visteon Corporation* (March 7, 2003) (proposal requesting that shareholders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); *The Bank of New York* (Feb. 28, 2003) (proposal requiring that the company include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In *Storage Technology Corporation* (March 22, 2002), the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." See also *General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's annual meetings. The Proposal's direct effect is to encourage votes in opposition to the Company's director nominees. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

The Proposal may be omitted because the Company has substantially implemented it.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." Because of the issues of vagueness referred to above, the Proposal may be construed as a proposal to grant the Board powers it already has. To the extent the proposal is so construed, it is the Company's belief that the Proposal has been substantially implemented and that it may be omitted under Rule 14a-8(i)(10).

As noted above, rather than resolve the issues that would determine how the Proposal would be implemented, the Proposal states that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections." As discussed above, the Company believes that the Proposal seeks to give the Board power it already has.

The Company is incorporated in Delaware. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that "...the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify ... the votes that shall be required for ... the transaction of business ... In the absence of such specification in the certificate of incorporation or bylaws of the corporation: ... (3) Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors..." Currently neither the Company's charter nor bylaws provide for a different standard in the election of directors than the default standard provided in Section 216. Under Section 10.02 of the Company's bylaws, the Company's Board has the power to alter or amend the bylaws, including establishing a different voting standard for the election of directors.

Subsumed in the Proposal, as the Proponent recognizes, are two significant issues. The first pertains to incumbent directors who do not receive a majority vote. Both Section 141(b) of the DGCL and Section 2.01 of the Company's bylaws provide that a director is elected to serve until his or her successor is elected and qualified. Directors may only be removed by a majority vote of the outstanding shares entitled to vote in an election of directors, whether for cause or not for cause. A majority vote during an election would not achieve this result; a separate proposal requesting removal of the director would be required. Consequently, if a majority vote standard applied and no nominee for director received a majority vote in an election, i.e., no successor was elected, the incumbent director would remain in office. Thus a majority vote requirement would not necessarily result in the cessation of a director's service on the Company's Board.

The second issue is that in a contested election, including an election where a shareholder nominee was being voted upon, plurality voting would dictate that whoever received the most votes would win the contested seat. However, if majority voting were the standard, even if the shareholder nominee received more votes than a Board candidate, if neither candidate received a majority vote, the Board candidate would remain in office in accordance with the DGCL and the Company's governing documents.

The Proponent recognizes the complex legal issues raised by the Proposal; however, rather than resolving them, suggests that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections."

Ultimately, the Proposal, rather asking the Board to consider a definitive change to the Company's charter or bylaws, effectively seeks to grant to the Board the power to decide how and under what circumstances it would be appropriate to elect directors by a majority vote. It is therefore unnecessary as the Board, under the DGCL and its governance documents, already has this power. As such, the Proposal has been substantially implemented and should be omitted.

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,



cc: United Brotherhood of Carpenters and Joiners of America
Edward J. Durkin
Jeremiah Thomas, Esq.

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA PROPOSAL

Attached hereto as separate PDF attachment


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Tuesday, December 21, 2004

TO
Mr. Anthony Horan
Corporate Secretary
J.P. Morgan Chase & Co.

SUBJECT
Shareholder Proposal

FAX NUMBER
212-270-4240

FROM
Ed Durkin

NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 212-270-4240]

Mr. Anthony Horan
Corporate Secretary
J.P.Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

December 21, 2004

Dear Mr. Horan:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the J.P. Morgan Chase & Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 58,056 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of J.P. Morgan Chase & Co. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2005

The proposal requests that the board initiate the appropriate process to amend JPMorgan Chase's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor